

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Scott D. Peters
Chairman, Chief Executive Officer and President
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
16435 N. Scottsdale Road, Suite 320
Scottsdale, AZ 85254

> Re: **Healthcare Trust of America, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 25, 2014**
> **File No. 001-35568**
>
> **Healthcare Trust of America Holdings, LP**
> **Annual Report on Form 10-K**
> **Filed February 25, 2014**
> **File No. 333-190916**

Dear Mr. Peters:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Kellie Pruitt
    Chief Financial Officer
    Via E-mail